Exhibit 1

Cerro Trading Company, Inc.

225 West Washington Street

Suite 1900

Chicago, IL 60606

As you know, Southern Peru Copper Corporation, hereinafter referred to as SPCC, has been discussing the possibility of entering into a strategic transaction (the “Transaction”) involving Minera Mexico, S.A. de C.V. (“MM”). The Transaction involves MM becoming a subsidiary of SPCC in consideration for the issuance of Common Stock by SPCC to Americas Mining Corporation (“AMC”) for its approximately 99% MM ownership. The Transaction would involve the solicitation of votes of the shareholders of SPCC in order to approve the issuance of Common Stock in connection with the acquisition by SPCC of MM. We would like to obtain the expression of your current intent to vote to approve this Transaction in accordance with the paragraphs below.

We are convinced that the Transaction would transform SPCC into one of the world’s premier mining companies, with superior scale and market position, high-quality asset portfolio, geographic and country diversification, commodity and semi-manufactured product diversification, great synergies, sizable combined sales and EBITDA to compete internationally, and one class of shares to improve liquidity and access to the capital markets.

Proposed Liquidity and Support Provisions

AMC is willing to use its reasonable best efforts to cause SPCC to provide registration rights to Cerro Trading Company, Inc., hereinafter referred to as Cerro, in accordance with a Registration Rights Agreement that will include the terms set forth in Annex A to this letter and will otherwise contain terms customary for registration rights agreements. AMC will use its reasonable best efforts to cause SPCC to, and Cerro will, in good faith as soon as possible after the execution of this letter, negotiate, complete, execute and deliver such a Registration Rights Agreement.

In connection with such Registration Rights Agreement and after the conversion of shares of Class A Common Stock in SPCC held by Cerro into shares of Common Stock, Cerro agrees not to sell its shares of SPCC during the period beginning on the closing of the Transaction until the end of the Initial Six Month Period (as defined in Annex A hereto) but in no event to exceed eight months from the closing of the Transaction, if any, other than through a secondary offering effected pursuant to the Registration Rights Agreement; provided, however, that Cerro shall be permitted to dividend or otherwise transfer all or any portion of its shares of SPCC to Cerro’s parent corporation, and Cerro and its parent corporation shall each be permitted to dividend or otherwise transfer all or any portion of such shares to the parent corporation’s trust shareholders and/or beneficiaries of such trusts; and provided, further, that such parent corporation, trust shareholders and/or beneficiaries, as the case may be, shall first execute one or more counterparts to this letter agreeing to be bound by its terms.

During the period described in the prior paragraph, Cerro agrees that the maximum number of shares of SPCC that it will sell will be subject to the volume limitations set forth in the Registration Rights Agreement.

AMC agrees not to sell and will use its best efforts to prevent its affiliates shares of SPCC from selling during the during the period beginning on the closing of the Transaction until the end of the Initial Six Month Period (as defined in Annex A hereto) but in no event to exceed eight months from the closing of the Transaction. AMC further agrees to use its reasonable best efforts to cause SPCC to not conduct a primary offering of its shares during the first six months following the closing of the Transaction, subject to the Company’s right to issue shares in connection with acquisitions, mergers, business combinations, applicable benefit plans and other similar transactions.

Other than pursuant to an offering effected in accordance with the Registration Rights Agreement, Cerro will not, following the closing of the Transaction, knowingly sell Cerro’s shares in SPCC to any strategic buyers or competitors of the Company without AMC’s prior approval, which approval shall not be unreasonably withheld.

In the event that the Special Committee of disinterested Directors of SPCC recommends to the Board of Directors of SPCC the approval of the Transaction and the Board consequently votes in favor of it, we kindly propose that Cerro, together with AMC, express their current intent, and Cerro and AMC do hereby express their current intent, to (i) submit their proxies to vote in favor of the Transaction and for such actions as are required to consummate the Transaction in accordance with the Special Committee’s recommendation and (ii) take all action reasonably necessary to effect simultaneously with the closing of the Transaction the conversion of their Class A Common Stock into a single class of Common Stock with the rights and privileges as set forth in SPCC’s Certificate of Incorporation as it currently exists, which would provide greater liquidity for all investors. In the event that the Special Committee of disinterested Directors of SPCC does not recommend (or withdraws such recommendation) to the Board of Directors of SPCC the approval of the Transaction, Cerro will not submit its proxy to vote in favor of the Transaction. The parties hereto acknowledge that they are signing this agreement with the understanding that the Transaction has the recommendation of the Special Committee of disinterested Directors of SPCC.

This letter will be governed by the laws of the State of New York applicable to contracts to be performed wholly within such state.

We hope you agree that the Transaction is in the best interests of all of the stockholders of SPCC and we encourage you to sign in the space provided below to indicate your agreement to the terms of this letter.

Sincerely,
AMERICAS MINING CORPORATION
/s/ Armando Ortega
By: Armando Ortega
Title: Secretary
Acknowledged and Agreed:

CERRO TRADING COMPANY, INC.
/s/ Robert W. Webb
By: Robert W. Webb
Title: Secretary

Annex A to Exhibit 3

Registration Rights Agreement Term Sheet

Parties	Cerro Trading Company, Inc (“Cerro”) and Southern Peru Copper Corporation (the “Company”).

Shelf Registration Statement

As promptly as practicable after the closing of the Transaction, the Company will file with the SEC a shelf registration statement (the Shelf Registration Statement”) covering all Company common stock owned by Cerro (the “Registrable Securities”). The Company will use reasonable best efforts to cause the Shelf Registration Statement to be declared effective as promptly as practicable and to remain effective for a period of at least one year. The plan of distribution in the Shelf Registration Statement will contemplate only underwritten offerings sponsored by the Company during the initial Six Month Period, as defined below.

Demand Registrations

Cerro will have the right to demand an unlimited number of registrations of its Registrable Securities during the first six months following the effectiveness of the Shelf Registration (the “Initial Six Month Period”), provided that the Registrable Securities sold will be determined by the underwriters upon consultation with the Company and Cerro to be the maximum number of shares that the underwriters determine could be sold without causing a significant disruption in the market for shares of Common Stock of SPCC and, in any event, at least 10,000,000 shares. Cerro will also have the right to sell Registrable Securities during the first six months following the initial Six Month Period subject to a maximum number of up to 1 million shares per month during such period.

Selection of Bookrunning
Managing Underwriter	For each underwritten offering in which Cerro participates, the Company will have the right to select the underwriter subject to Cerro’s reasonable approval.

Certain Time Limitations

Under certain circumstances, the Company may postpone, once in any 360-day period, an underwritten offering for up to 30 days, subject to an appropriate board determination (e.g., a pending material transaction).

Selling Efforts

At Cerro’s request, the Company will during the Initial Six Month Period enter into underwriting agreements (containing customary terms and conditions that will inure to the benefit of Cerro) and participate in customary selling efforts, such as road shows. SPCC will use its reasonable best efforts to provide full management support for any offering pursuant to a demand registration, including the following: SPCC will use its reasonable best efforts to arrange, organize and participate in customary “road show” presentations to institutional investors, analysts, money managers and others. Such presentations will take place in such locations, include such members of management and last for such duration as SPCC and the underwriters deem appropriate. Such presentations will be carried out in a manner comparable to similar presentations for issuances of the size and complexity involved.

Underwriting Agreement

With respect to any demand registration that will be an underwritten offering, SPCC will enter into a customary underwriting agreement with the underwriters that is reasonably satisfactory to Cerro and contains such terms as are customarily included in underwriting agreements, including customary indemnities no less favorable to the recipient than those contained in underwriting agreements with respect to offerings of similar size and complexity. Cerro will enter into such an underwriting agreement at the request of SPCC. All representations, warranties and other agreements on the part of SPCC to and for the benefit of the underwriters will also be made to and for the benefit of Cerro. Cerro will not be required to make any representations, warranties or agreements other than those regarding Cerro, its Registrable Securities, its intended method of distribution and that which may be required by law.

Lockups

The Company and, to the extent so requested by the managing underwriter for an underwritten offering under the Agreement, the executive officers and directors of the Company will be subject to appropriate lockup obligations with respect to any underwritten offering, for up to 10 days prior to and 60 (or, if so requested by the managing underwriter in connection with any particular underwritten offering, up to 90) days after such offering has been effected or terminated. Cerro will be subject to appropriate holdback obligations with respect to any Company registration of Company stock, for up to 10 days prior to and 60 (or, if so requested by the managing underwriter in connection with any particulars underwritten offering, up to 90) days after such offering has been effected or terminated.

Indemnification/Contribution

The Company and Cerro will provide customary indemnification/contribution protection to the underwriters for misstatements or omissions in connection with information supplied for inclusion in the Shelf Registration, including without limitation any prospectus supplement.

Expenses

Cerro will bear those expenses directly attributable to the registration of its Registrable Securities, including registration and filing fees, fees and expenses of compliance with ‘Blue Sky” laws, out-of-pocket expenses and legal and accounting expenses; provided, that such expenses are reasonable and customary. In addition, Cerro will be responsible for its own underwriting discounts and commissions and transfer taxes attributable to its sales. Notwithstanding the foregoing, SPCC will be responsible for, and Cerro will not bear, any internal expenses of SPCC, including overhead and salaries and expenses of its officers and employees.

Assignability

The registration rights granted to Cerro will be assignable to the indirect trust shareholders of Cerro and/or beneficiaries of such trusts and to transferees of greater than 50% of the original number of Cerro’s Registrable Shares.

Third Party Registration Rights

If SPCC grants registration rights to Phelps Dodge Overseas Capital Corporation, such rights will be on the same terms and conditions as the rights granted to Cerro under the Registration Rights Agreement. In all events, SPCC will not provide registration rights to any holder or prospective holder of SPCC shares that are more favorable, in terms of timing or otherwise, than the rights conferred upon Cerro under the Registration Rights Agreement unless Cerro is also provided with the opportunity to receive such more favorable rights.